Exhibit 99.1

Lithium Americas Increases Strategic Interest in Arena Minerals

November 25, 2021 – Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") announces that on November 24, 2021 the Company purchased 23,369,003 common shares (the “Arena Shares”) of Arena Minerals Inc. (TSX-V: AN) (“Arena Minerals”) at a price of C$0.54 per share through an alternative market transaction for aggregate consideration of approximately US$10 million (the “Purchase”). The Arena Shares represent 6.3% of the issued and outstanding common shares of Arena Minerals as of close of market on November 24, 2021.

Prior to the Purchase, Lithium Americas beneficially owned 42,857,143 common shares, representing approximately 11.6% of Arena Mineral’s issued and outstanding share capital on a non-diluted basis, and 21,428,571 share purchase warrants (“Warrants”). Following the Purchase, Lithium Americas beneficially owns 66,226,146 common shares of Arena Minerals, representing approximately 18.0% of Arena Mineral’s issued and outstanding common shares on a non-diluted basis, and 21,428,571 Warrants.

The additional investment in Arena Minerals further reinforces Lithium Americas’ commitment to the region and the Company’s long-term resource development plans in Argentina. Arena Minerals’ Sal de la Puna lithium brine project, together with the immediately adjacent Pastos Grandes lithium brine project owned by Millennial Lithium Corp. (“Millennial”), provides future optionality in proximity to the Company’s Caucharí-Olaroz lithium project, establishing Lithium Americas as a premier lithium brine developer in Argentina.

The Company is acquiring the securities for investment purposes. Depending on market conditions and other factors, Lithium Americas may, from time to time, acquire additional common shares, Warrants or other securities of Arena Minerals or dispose of some or all of the common shares, Warrants or other securities of Arena Minerals that it owns at such time. The Company has signed an undertaking not to exercise the Warrants until such time as the Company can obtain disinterested shareholder approval of the creation of a new control person by the shareholders of Arena Minerals, which is required once the Company passes the 20% ownership threshold. An early warning report will be filed by Lithium Americas on SEDAR at www.sedar.com in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact the Corporate Secretary of Lithium Americas at 778-656-5820 or legal@lithiumamericas.com.

Pursuant to the subscription agreement between the Company and Arena Minerals dated July 12, 2021, the Company expects to appoint Ignacio Celorrio as its nominee to the Arena Minerals’ board of directors. Mr. Celorrio currently serves as President, Latin Americas for Lithium Americas and has extensive experience working in the Argentine mining industry.

About Arena Minerals

Arena Minerals owns 65% of the Sal de la Puna Project covering approximately 11,000 hectares of the Pastos Grandes basin located in Salta, Argentina. The claims are highly prospective and share the basin with two advanced lithium brine projects. In addition to Sal de la Puna, Arena owns the Antofalla lithium brine project in Argentina, consisting of four claims covering a total of 6,000 hectares of the central portion of Salar de Antofalla, located immediately south of Albemarle Corporation's Antofalla project. Arena has developed a proprietary brine processing technology using brine type reagents derived from the Antofalla project with the objective of producing more competitive battery-grade lithium products. The head office of Arena Minerals is located at 1410 – 120 Adelaide Street West, Toronto, ON, Canada M5H 1T1.

About Lithium Americas

Lithium Americas is a development-stage company with projects in Jujuy, Argentina and Nevada, United States. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”. The head office of Lithium Americas is located at 300 – 900 West Hastings Street, Vancouver, BC, Canada V6C 1E5.

For further information contact:
Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information, examples of which in this news release include, among other things, statements related to: the expected benefits to the Company from its investment in securities of Arena Minerals; future Company business plans in Argentina; the expected appointment of Mr. Celorrio to the board of directors of Arena Minerals; successful development of the Cauchari-Olaroz project in Argentina; the completion of the acquisition of Millennial and any future acquisition or disposition of securities of Arena Minerals.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such information. Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others: changes to the Company’s current and future business plans and the strategic alternatives available to the Company; stock market conditions generally; demand, supply and pricing for lithium; results of exploration activities and technical reporting by Arena Minerals; current technological trends; a cordial business relationship among the Company, Arena Minerals and Ganfeng Lithium Co. Ltd.; the ability of the Company to fund, advance and develop its projects, and achieve commercial production; and general economic and political conditions in Argentina and other jurisdictions where the Company conducts business.

Additional risks, assumptions and other factors upon which forward-looking information is based, as it pertains to the acquisition of Millennial are set out in the Company’s news release dated November 17, 2021, and as it pertains to the Company and its properties, are set out in the Company’s most recent management discussion and analysis and annual information form. Copies of these documents are available on SEDAR at www.sedar.com under the Company’s profile.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to update or revise the forward-looking information contained in this news release, except as required by applicable law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.